Silvermex Resources Inc.	Genco Resources Ltd.
420 – 609 Granville Street	525 - 999 W. Hastings Street
Vancouver, British Columbia,	Vancouver, British Columbia
V7Y 1G5	V6C 2W2

NEWS RELEASE

SILVERMEX AND GENCO ANNOUNCE
NOVEMBER 16, 2010 CLOSING DATE

November 15, 2010

Vancouver, British Columbia: Silvermex Resources Ltd. (“Silvermex” or the “Company”) (TSX-V: SMR) and Genco Resources Ltd. (“Genco”) (TSX: GGC) are pleased to announce that the combination of their respective businesses, which is being effected by way of a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (British Columbia), is scheduled to close on Tuesday, November 16, 2010.

The following transaction steps are to be completed in sequence prior to the market open on Tuesday, November 16, 2010:

  Genco will subdivide all of its outstanding common shares on a 1.1-for-one basis (the “Subdivision) pursuant to which Genco will issue one-tenth of an additional common share of Genco for each Genco common share held by Genco shareholders. The Subdivision will take effect immediately prior to the completion of the Arrangement. Accordingly, trades in Genco common shares not settled prior to market close on November 15, 2010 will be settled in post-Subdivision common shares. Letters of transmittal for the exchange of certificates of pre-Subdivision common shares for post-Subdivision common shares have been mailed to registered shareholders. Shareholders that do not have their common shares registered in their name, such as shareholders holding their shares through brokerage accounts, will not need to submit a letter of transmittal.
  Following the Subdivision, the Arrangement shall be effected, pursuant to which Genco will issue to Silvermex shareholders one common share of Genco in exchange for each Silvermex common share held. Accordingly, trades in Silvermex common shares not settled prior to market close on November 15, 2010 will be settled in Genco common shares. Letters of transmittal for the exchange of certificates representing Silvermex common shares for Genco common shares have been mailed to registered Silvermex shareholders. Silvermex shareholders that do not have their Silvermex common shares registered in their name, such as shareholders holding their shares through brokerage accounts, will not need to submit a letter of transmittal.
  Following the closing of the Arrangement, Genco will change its name to “Silvermex Resources Inc.” (“New Silvermex”).

As a result of the foregoing transaction steps, the former Genco shareholders will, in effect, receive 1.1 common shares of New Silvermex for each of their Genco common shares held; the former Silvermex shareholders will receive one common share of New Silvermex for each of their Silvermex common shares held; and Silvermex will become a wholly-owned subsidiary of New Silvermex.

Therefore, effective at the opening of trading on the TSX on Tuesday, November 16, 2010, the common shares of New Silvermex will start trading under the new name, new stock symbol and new CUSIP number as follows:

New Name:	Silvermex Resources Inc.
New Stock Symbol:	SLX
New CUSIP:	828426 10 6

The last trading session for common shares of the Company (TSX-V: SMR) will be on Monday, November 15, 2010, after which time the common shares of the Company will be delisted from the TSX Venture Exchange and exchanged into common shares of New Silvermex.

Further details regarding the business combination and the Arrangement are set out in Silvermex’s Notice of Annual and Special Meeting and Management Information Circular dated October 6, 2010 and Genco’s Notice of Special Meeting and Management Information Circular dated October 8, 2010, which are available at www.sedar.com.

About Silvermex

Silvermex Resources Ltd. is an exploration and development company focused on advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. This mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

About Genco

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, contact:

Duane Nelson	James R. Anderson
Director, Chief Executive Officer	Acting Chief Executive Officer
Silvermex Resources Ltd.	Genco Resources Ltd.
Vancouver, BC, Canada	Vancouver, BC, Canada
Tel: 604-512-8118	Telephone: (604) 682-2205 ext 223
duane@silvermexresources.com	info@gencoresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Except for the statements of historical fact contained herein, the information presented in this News Release constitutes “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities legislation (together referred to as “forward-looking statements”). These statements relate to the completion of the Subdivision and the Arrangement and related matters. Such statements were based upon certain assumptions made by Silvermex and/or Genco with respect to the expected timeline for receipt of outstanding consents and approvals. The forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements, including any delays in the receipt of consents or approvals. Although Silvermex and Genco have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this News Release and in any document referred to in this News Release.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and neither Silvermex nor Genco undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law.